                   CENTURY PACIFIC TAX CREDIT HOUSING FUND II
                                 1 E. STOW ROAD
                            MARLTON, NEW JERSEY 08053

VIA U.S. Mail and FAX (202)942-9635

April 11, 2005

United States Security and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 0409

Attention:  Cicely Luckey, Senior Staff Accountant

RE:      Century Pacific Tax Credit Housing Fund - II
         Form 10-K for the fiscal year ended March 31, 2004
         Filed January 25, 2005
         File No. 033-24537

Dear Ms. Luckey:

We are responding to the letter from the United States Securities and Exchange Commission dated March 3, 2005 regarding the above referenced filing.

Notes to the Financial Statements, pages F-7 - F-14
---------------------------------------------------

Note 1.  Summary of Significant Accounting Policies, pages F-7 - F-8
--------------------------------------------------------------------

Investments in Operating Partnerships, page F-7

     1. We note that you accounted for your investments in Laurel-Clayton Limited Partnership using the equity method. Supplementally, advise us how you determined that you do not control the Laurel-Clayton Limited Partnership in light of your 60% economic interest. Reference is made to paragraphs 9 and 10 of SOP 78-9. Additionally, please tell us how you evaluated your interest in this limited partnership under FIN 46R.

Response:
Paragraphs 9 and 10 of SOP 78-9 state:
         "The rights and obligations of the general partners in a limited partnership are different from those of the limited partners. Some believe that general partners should be deemed to have the controlling interest in a limited partnership. However, if limited partners have important rights, such as the right to replace the general partner or partners, approve the sale or refinancing of principal assets, or approve the acquisition of principal partnership assets, the partnership may not be under the control, directly or indirectly, of the general partnership interests. The division believes that the general partners are in control and should account for their investments in accordance with the recommendations in paragraph .07 only if the substance of the partnership or other agreements provides for control by the general partners.

                   CENTURY PACIFIC TAX CREDIT HOUSING FUND II
                                 1 E. STOW ROAD
                            MARLTON, NEW JERSEY 08053

         The division believes that if the substance of the partnership arrangement is such that the general partners are not in control of the major operating and financial policies of the partnership, a limited partner may be in control. An example could be a limited partner holding over 50 percent of the total partnership interest. A controlling limited partner should be guided in accounting for its investment by the principles for investments in subsidiaries. Noncontrolling limited partners should account for their investments by the equity method and should be guided by the provisions in paragraph 19 of APB Opinion 18, as discussed in paragraphs .06 and .07, or by the cost method, as discussed in paragraph .08, as appropriate."

Century Pacific Tax Credit Housing Fund-II's (the "Registrant") investment in Laurel-Clayton Limited Partnership ("Laurel-Clayton") is a 60% limited partner interest. In its capacity as a limited partner in Laurel-Clayton, the Registrant does not have rights normally associated with a controlling entity. With respect to its investment in Laurel-Clayton, the Registrant does not have the right to replace the general partner, except for specific instances of the general partner failing to fulfill its fiduciary responsibilities as the general partner. The Registrant also does not have the right to approve the sale or refinancing of the principal assets of Laurel-Clayton, nor does the Registrant have the right to influence the operations of Laurel-Clayton. On this basis, the Registrant is deemed to not control Laurel-Clayton, when considering the qualitative factors outlined in SOP 78-9, paragraphs 9 and 10.

In applying the guidance under FIN 46R, as prescribed in paragraph 8, a business need not be evaluated to determine if it is a VIE unless one of the following conditions exist:

     a. The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity, and the entity is neither a joint venture nor a franchisee.

     b. The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

     c. The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

     d. The activities of the entity are primarily related to securitizations, other forms of asset-backed financings, or single-lessee leasing arrangements.

Neither the Registrant (as the reporting enterprise), nor its related parties, participated in the design of Laurel-Clayton (as the entity).

                   CENTURY PACIFIC TAX CREDIT HOUSING FUND II
                                 1 E. STOW ROAD
                            MARLTON, NEW JERSEY 08053

Laurel-Clayton is not designed so that substantially all of its activities either involve or are conducted on behalf of the Registrant.

Neither the Registrant nor its related parties provide more than half of the total equity and other subordinated financial support to Laurel-Clayton. Laurel-Clayton has negative equity at March 31, 2004, and zero subordinated debt to the Registrant, therefore, the Registrant has not provided more than half of the total equity and subordinated financial support to Laurel-Clayton.

The activities of Laurel-Clayton are not related to securitizations.

On the basis of the above, Laurel-Clayton does not meet the criteria for consideration as a VIE with respect to the Registrant.


Note 5.  Investments in Operating Partnerships, pages F-11 - F-13
-----------------------------------------------------------------

     2. In a supplemental response, please tell us what consideration you gave to including complete audited financial statements, including audited statements of partners' capital, cash flows, and footnotes for the Laurel-Clayton Limited Partnership. Reference is made to Rule 3-09 of Regulation S-X.

Response:
          Upon review of Rule 3-09 of Regulation S-X, the Registrant meets certain criteria of the rule. Specifically, at March 31, 2004, the Registrant `s proportionate share of the total assets of Laurel-Clayton was approximately $9.5 million, (60% of reported assets of $15.8 million) which was more than 20% of total assets of the Registrant. As a result the Registrant will amend the originally filed Form 10-K, originally filed on January 25, 2005, to include the information as above as required under Rule 3-09 of Regulation S-X.

          We will do this within 30 business days of receiving the SEC's comments related to these explanations.

     3. In a supplemental response, please tell us how your operating partnership accounted for the sale of the Washington Courts Apartment property.

Response:
         The operating partnership accounted for the sale of the Washington Courts Apartment property as a non-extraordinary item. On that basis, no share of extraordinary income from equity investments was recorded by the Registrant.

         In evaluating the impact to its financial statements, the Registrant did not consider the possibility of providing equity in the net loss of operating partnerships offset by equity in the extraordinary gain of operating partnerships to be a significant reporting issue, and therefore, treated the entire operating activity as non-extraordinary.

                   CENTURY PACIFIC TAX CREDIT HOUSING FUND II
                                 1 E. STOW ROAD
                            MARLTON, NEW JERSEY 08053

In connection with responding to your comments, it is acknowledged that

     o The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and,

     o The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,



Mr. James V. Bleiler
Chief Financial Officer




cc: Michael D. Byrnes, CPA, Asher & Company, Ltd.